SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

AMENDMENT NO. 3
 TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

File No. 005-31481

_________________

Keystone Consolidated Industries, Inc.
(Name of the Issuer)

Contran Corporation
KYCN Acquisition Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

493422 30 7
(CUSIP Number of Class of Securities)

Bobby D. O’Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Andrew B. Nace Three Lincoln Centre Suite 1700 5430 LBJ Freeway Dallas, Texas 75240-2694 (972) 233-1700	Neel Lemon Bill Howell Baker Botts L.L.P. 2001 Ross Avenue, Suite 1100 Dallas, TX 75201 (214) 953-6500

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

This Amendment No. 3 (this “Amendment”) amends and restates the Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, the “Schedule 13E-3”) that was originally filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2013, and was amended on each of June 7, 2013 and June 20, 2013, with respect to the merger (the “Merger”) of KYCN Acquisition Corporation (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Contran Corporation (“Contran”), with and into Keystone Consolidated Industries, Inc., a Delaware corporation (“KCI”).  The Schedule 13E-3 is hereby amended and restated as follows:

SUMMARY TERM SHEET

The following summary term sheet provides an overview of the “going private” merger transaction involving Keystone Consolidated Industries, Inc., or KCI, and KYCN Acquisition Corporation.  This summary does not contain all of the information that may be relevant to holders of shares of common stock of KCI.  For more detailed information regarding the effects of the merger, how the merger affects you, what your rights are with respect to the merger and the position of the entities filing this Schedule 13E-3 on the fairness of the merger, you should carefully review the entire Schedule 13E-3.

Purpose of the Merger

The board of directors of each of Contran Corporation, or Contran, and its wholly-owned subsidiary, KYCN Acquisition Corporation, or Merger Sub, has approved the acquisition of all of the outstanding shares of KCI not currently owned by Contran through a short-form merger under Section 253 of the Delaware General Corporation Law.  Contran currently owns 90.4% of the outstanding shares of common stock of KCI, and immediately prior to the effective date of the merger Contran will contribute all of those shares to Merger Sub.  Contran intends to cause Merger Sub to consummate the merger with KCI, with KCI surviving the merger, as a means of acquiring all of the shares of KCI not currently held by Contran.  As a result of the merger, KCI will become a wholly-owned subsidiary of Contran.  See “Special Factors, Purposes, Alternatives, Reasons and Effects of the Merger - Purposes.”

Principal Terms of the Merger

The Merger.  Contran will contribute the 10,937,982 shares, representing 90.4% of the issued and outstanding shares of KCI, to Merger Sub immediately prior to the effective date of the merger.  As soon as practicable after the contribution, Merger Sub will merge with and into KCI in a “short-form” merger under Section 253 of the Delaware General Corporation Law, with KCI surviving the merger.  Contran intends to effect the merger on June 10, 2013, or as soon as practical thereafter.  Pursuant to Section 253 of the Delaware General Corporation Law, Merger Sub, as the holder of in excess of 90% of the outstanding common stock of KCI, may effect the merger without the approval of the board of directors of KCI or other stockholders of KCI.  CONSEQUENTLY, THE BOARD OF DIRECTORS OF KCI HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND STOCKHOLDERS OF KCI OTHER THAN CONTRAN AND MERGER SUB ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER.  See “Special Factors, Purposes, Alternatives, Reasons and Effects of the Merger - Effects.”

Merger Consideration.  As a result of the Merger, each share of KCI common stock not owned by Contran or Merger Sub as of the effective date of the merger will automatically be converted into the right to receive $9.00 in cash, without interest.

KCI Shares Outstanding; Ownership by Contran and Merger Sub.  As of May 9, 2013, there were 12,101,932 shares of KCI common stock outstanding.  As of May 9, 2013, Contran owned 10,937,982 shares, representing 90.4% of the issued and outstanding shares of KCI.  Contran intends to contribute all 10,937,982 shares to Merger Sub immediately prior to the effective date of the merger.

Payment for Shares.  You will be paid for the shares of KCI you hold as of the effective date of the merger promptly after the effective date of the merger and your compliance with the instructions set forth in the Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record of KCI as of the effective date of the merger within ten calendar days following the effective date of the merger.

Source and Amount of Funds.  The total amount of funds expected to be required to pay the merger consideration, and to pay related fees and expenses, is estimated to be approximately $10,575,550, including $100,000 of fees and expenses.  Contran will contribute the total amount of required funds to Merger Sub immediately prior to the effective date of the merger.  Contran will utilize cash on hand to meet these requirements, and the merger will not be subject to any financing conditions.

Conditions to Completing the Merger.  There are no conditions to completing the merger, including any conditions related to financing.

The Filing Persons’ Position on the Fairness of the Merger

Contran and Merger Sub have concluded that the merger is fair to the holders of common stock of KCI other than the Contran and Merger Sub, based primarily on the following factors:

•
On April 23, 2013, Contran filed an amendment to Schedule 13D pursuant to which it indicated that it was considering completing a “short-form” merger with KCI.  The closing price per share of KCI on April 22, 2013 (the day before the amendment to Schedule 13D was filed) was $8.25 per share, and the merger consideration represents a 9% premium to such price. The closing price per share of KCI common stock from January 1, 2013 to April 22, 2013 ranged from $6.60 to $8.39.  The merger consideration represents a 20% premium to the average closing price of $7.50 during such period;

•	The merger consideration is greater than the range of closing prices per share of KCI common stock during 2012, which closing prices ranged from a high of $7.95 and a low of $6.03;

•
The merger consideration is within the $7.69 to $10.76 per share range of values of KCI common stock based on a financial analysis prepared by Contran and Merger Sub using selected valuation methodologies;

•
The merger consideration is equal to the $9.00 per share price Contran paid to acquire an aggregate of 287,606 shares of KCI common stock in a series of privately negotiated transactions with unaffiliated KCI stockholders between April 17, 2013 and April 22, 2013, which price per share was a premium of 9% to the closing market price on April 22, 2013 (the day before the amendment to Schedule 13D was filed reporting the purchase of the 287,606 shares) ), and which shares were acquired in an arms’ length  transaction with sophisticated parties, with the knowledge that Contran’s ownership of KCI would increase to more than 90%, thus permitting Contran to complete the merger under Delaware General Corporation Law;

•	The merger consideration is substantially in excess of the $0.21 estimated liquidation value per common share of KCI, based on an analysis prepared by Contran and Merger Sub;

•
The KCI common stock trades on the OTC Market’s OTCQB (Symbol: KYCN), and the daily trading volumes are nominal.  Therefore, shares of KCI common stock have limited liquidity.  From January 1, 2013 to April 22, 2013, the average daily trading volume of shares of KCI common stock was approximately 1,260 shares per day, and there were several days on which KCI shares were not traded at all;

•
The merger will enable the holders of KCI stock other than Contran and Merger Sub to realize a cash value for their shares, which would otherwise be difficult to achieve, given the illiquidity of the market; and

•
The holders of KCI stock other than Contran and Merger Sub will be entitled to exercise appraisal rights and demand “fair value” for their shares as determined by the Delaware Court of Chancery, which may be determined to be equal to, more than or less than the amount of the merger consideration to which the stockholders are entitled in the merger.

See “Fairness of the Merger - Factors Considered in Determining Fairness.”

Consequences of the Merger

Completion of the merger will have the following consequences:

•	KCI will become a wholly-owned subsidiary of Contran;

•	KCI will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, and KCI will no longer be traded on any securities exchange or automated quotation system;

•
Only Contran and its stockholders will have the opportunity to participate in the future earnings and growth, if any, of KCI.  Similarly, only Contran and its stockholders will face the risk of losses generated by KCI’s operations or the decline in value of KCI; and

•
Subject to the proper exercise of statutory appraisal rights, each share of KCI common stock held by persons other than Contran and Merger Sub as of the effective date of the merger will be converted into the right to receive $9.00 cash, without interest.

See “Special Factors, Purposes, Alternatives, Reasons and Effects of the Merger - Effects.”

Appraisal Rights

Subject to compliance with the applicable provisions of the Delaware General Corporation Law, you have a statutory right to demand payment of the fair value of your KCI shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus interest, if any, from the date of the merger.  This value may be equal to, more than or less than the merger consideration offered in the merger.  In order to properly exercise these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights, which will be mailed to KCI shareholders of record as of the effective date of the merger within ten days following the effective date of the merger, and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law.  The statutory right to demand appraisal rights is complicated.  A copy of Section 262 of the Delaware General Corporation Law is attached to this Schedule 13E-3 as Exhibit F.  Any failure to properly comply with its terms will result in an irrevocable loss of such right.  Stockholders seeking to properly exercise their statutory appraisal rights are encouraged to seek advice from legal counsel.

See Item 4 “Terms of the Transaction - Appraisal Rights.”

Where You Can Find More Information

More information regarding KCI is available from its public filings with the Securities and Exchange Commission.  See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons.”

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by Contran Corporation, a Delaware corporation (“Contran”), and KYCN Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Contran (“Merger Sub”).  Contran and Merger Sub are referred to herein as the “Filing Persons.”

This Schedule 13E-3 is being filed by the Filing Persons in connection with the proposed merger (the “Merger”) of Merger Sub with and into KCI, pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”).  The Merger was approved by the boards of directors of Contran and Merger Sub on May 9, 2013, and is expected to be effective on June 10, 2013 or as soon thereafter as possible (the “Effective Date”).

As of May 9, 2013, there were outstanding 12,101,932 shares of KCI common stock  $0.01 par value per share (the “Shares”), of which 10,937,982, or 90.4%, were held by Contran.  Immediately prior to the consummation of the Merger, Contran intends to contribute the Shares it owns in KCI to Merger Sub.

Upon consummation of the Merger, each outstanding Share not held by Merger Sub or Contran will be cancelled and converted into the right to receive $9.00 per Share in cash (the “Merger Consideration”), without interest, upon surrender of the certificate for such Share to Computershare Trust Company, N.A. (the “Paying Agent”).  Instructions regarding surrender of certificates to the Paying Agent will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of KCI within ten calendar days following the Effective Date.

Under the DGCL, no action is required by the board of directors or the stockholders of KCI other than the Filing Persons for the Merger to become effective.  KCI will be the surviving corporation in the Merger.  Upon effectiveness of the Merger, each share of common stock of Merger Sub will be converted into one share of the surviving corporation and the Shares held by Merger Sub will be cancelled.  As a result of the Merger, Contran will be the only stockholder of KCI. THE BOARD OF DIRECTORS OF KCI HAS NOT ACTED TO APPROVE OR DISAPPROVE THE MERGER, AND STOCKHOLDERS OF KCI OTHER THAN THE FILING PERSONS ARE NOT BEING ASKED TO APPROVE OR DISAPPROVE, OR FURNISH A PROXY IN CONNECTION WITH, THE MERGER.

Subject to compliance with the applicable provisions of the DGCL, stockholders of KCI as of the effective date of the merger other than the Filing Persons have a statutory right to demand payment of the fair value of their KCI shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the date of the Merger.  This value may be equal to, more than or less than the Merger Consideration offered in the Merger.  KCI stockholders wishing to seek such appraisal rights may make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law.  The statutory right to demand appraisal rights is complicated.  A copy of Section 262 of the Delaware General Corporation Law is attached to this Schedule 13E-3 as Exhibit F.  Any failure to properly comply with its terms will result in an irrevocable loss of such right.  Stockholders seeking to properly exercise their statutory appraisal rights are encouraged to seek advice from legal counsel.

This Schedule 13E-3 and the documents incorporated herein by reference include certain forward-looking statements.  These statements include statements regarding the intent, belief or current expectations of the Filing Persons, including statements regarding the Filing Persons’ strategies following completion of the Merger.  Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Actual results may differ materially from those describe in such forward-looking statements as a result of various factors, including general economic conditions, positions and strategies of competitors and the capital markets.

BACKGROUND OF THE MERGER

In 1981, Contran acquired a controlling interest in KCI, and KCI has been an affiliate of Contran ever since.  At the beginning of 2011, Contran owned approximately 62% of KCI. On February 1, 2011, Contran commenced a cash tender offer to purchase up to 2.6 million Shares for $6.50 per share in cash.  Contran commenced the tender offer (based on the recommendation of certain members of Contran’s management other than Mr. Harold C. Simmons (“Contran Management”)) because Contran wanted to increase its holdings in KCI for investment purposes, and because Contran was seeking to include KCI in its consolidated U.S. federal income tax group (“Contran Tax Group”) in order to achieve certain income tax efficiencies.  The tender offer, as extended, expired on March 8, 2011.  Upon completion of the tender offer, Contran acquired 1.6 million Shares for $6.50 per share in cash, which increased Contran’s ownership of KCI to approximately 75%.  Such ownership level was less than the 80% ownership level required for Contran to include KCI in the Contran Tax Group.

On May 13, 2011, Contran Management proposed to the members of KCI’s board of directors who are not affiliated with Contran that KCI commence a subscription rights offering.   Contran Management indicated that in the event KCI were to commence a subscription rights offering at a subscription price that was acceptable to Contran, Contran would commit to fully exercising its subscription rights (including its over-subscription privilege), thereby ensuring that the subscription rights offering would be fully subscribed, regardless of the extent (if any) to which stockholders of KCI other than Contran were to participate in the subscription rights offering.

In return for Contran’s commitment to fully exercise its subscription rights (including its over-subscription privilege), and in return for Contran’s agreement to reimburse KCI for all reasonable out-of-pocket fees and expenses KCI would incur in connection with the subscription rights offering, KCI’s board of directors would declare a special one-time cash dividend immediately following the completion of the subscription rights offering.

Contran Management indicated that Contran would be willing to provide its commitment to fully exercise its subscription rights (including its over-subscription privilege) at a subscription price that would represent a premium from KCI’s stock price on May 13, 2011 (such closing price on that date was $8.50 per share), given that the proceeds from the subscription rights offering would be used to declare and pay a special one-time cash dividend that all holders of KCI’s common stock, including Contran, would receive.

Contran Management proposed the subscription rights offering in part because completion of the subscription rights offering would provide Contran with an opportunity to acquire a sufficient number of additional shares of KCI’s common stock such that KCI would become a member of the Contran Tax Group.    However, since the number of additional shares of KCI’s common stock that would actually be acquired by Contran in the subscription rights offering would be dependent on the extent to which the holders of KCI’s common stock other than Contran were to participate in the subscription rights offering, there was no assurance that Contran would be able to acquire a sufficient number of additional shares of KCI’s common stock in the subscription rights offering in order for KCI to become a member of the Contran Tax Group.

As part of the proposed subscription rights offering, KCI’s board approved the engagement of financial advisors to KCI, with the expectation that if KCI were to initiate the subscription rights offering, such financial advisor would render an opinion that the subscription rights offering would be fair, from a financial perspective, to KCI and KCI’s stockholders other than Contran.

On August 16, 2011, and prior to KCI’s commencement of the subscription rights offering, Contran purchased an aggregate of approximately 1.55 million Shares at a price per share of $9.43 in a private transaction negotiated by Contran Management with unaffiliated KCI stockholders.  As a result of such purchase, Contran’s ownership of KCI increased to approximately 88%, more than sufficient for KCI to become a member of the Contran Tax Group.  On August 17, 2011, Contran Management indicated to KCI that Contran no longer intended to subscribe for KCI shares in the proposed subscription rights offering. Consequently, KCI determined not to proceed with the subscription rights offering, and no subscription price was ever established by the KCI board of directors, no special dividend was ever paid and no fairness opinion was ever rendered with respect to the subscription rights offering.

Under the purchase agreement related to Contran’s August 16, 2011 purchase of an aggregate of 1.55 million Shares, the selling stockholders, among other things:

•	agreed they would not, directly or indirectly, purchase any Shares until after August 16, 2016;

•	granted KCI and Contran and their respective officers, directors, employees and other affiliates a general release; and

•	agreed to disgorge to KCI short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended, in the aggregate amount of $105,715.48.

Consequently, Contran believes that the $9.43 per share price paid by Contran to acquire the 1.55 million Shares on August 16, 2011 is not directly comparable to the per-share prices Contran paid to acquire the other Shares Contran purchased subsequent to January 1, 2011, because the selling stockholders in such other purchases did not make the additional agreements and releases that the selling stockholders gave to KCI and Contran under the August 16, 2011 purchases.  For these reasons, the Filing Persons believe the $9.43 purchase price was a premium to the fair value of the Shares at that time.  On August 22, 2011, the first full trading day following the date when Contran filed an amendment on Schedule 13D disclosing this purchase and the additional agreements and releases that the selling stockholders gave to KCI and Contran, the closing market price of KCI was $8.00 per share.

During the fourth quarter of 2012, a representative of certain unaffiliated KCI stockholders contacted Contran Management to inquire whether Contran may have any interest in acquiring Shares held by such unaffiliated stockholders. The representative noted the private purchase transactions Contran had made during 2011, including the purchase of 1.55 million Shares in August 2011 for $9.43 per share. Contran Management indicated that, while it would be willing to consider a proposal to buy the KCI Shares held by such holders, it would not be willing to consider a purchase price at the same $9.43 per share paid for Shares purchased in August 2011 due to the significantly smaller number of Shares being offered and other terms and conditions obtained in the August 2011 transaction. The parties did not make any definitive proposals, and the unaffiliated stockholders decided to pursue other options with respect to their Shares. During January 2013, Contran purchased an aggregate of 2,975 Shares in market transactions at a weighted average cash price of $6.66 per share.  In April 2013, representative of the unaffiliated stockholders again contacted Contran Management and inquired whether Contran would consider purchasing their Shares at $9.43 per share. Contran Management indicated that it would be willing to consider an offer of $9.00 per share, which such stockholders ultimately agreed to accept. As a result, between April 17, 2013 and April 22, 2013, Contran purchased an aggregate of 287,606 Shares, in privately negotiated transactions with such unaffiliated KCI stockholders, at a cash price of $9.00 per share.  During such April 17 to April 22, 2013 time period, the closing market price of KCI ranged from $8.20 to $8.39.  As a result of such purchases in April 2013, Contran’s ownership of KCI increased to 90.4%, thus permitting Contran Management to consider the possibility of completing a short-form merger pursuant to the provisions of the DGCL.

As referenced above, Contran effected certain Share purchase transactions in 2013 prior to the decision by its board of directors to initiate the Merger with KCI.  The Contran board of directors did not decide to authorize the Merger until May 9, 2013, the day that the financial analysis of KCI (as discussed below) was completed and reviewed by the board of directors.  No Schedule 13E-3 was provided by Contran to any of the sellers in such 2013 transactions.  If any such purchases were part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in SEC Rule 13e-3, Contran could be subject to an administrative cease and desist order, a court ordered injunction against further non-compliance, and/or civil monetary penalties.  Contran believes that all of such purchases were effected in compliance with applicable laws and regulations, and that none of such purchases were intended to have the effects described in SEC Rule 13e-3.

SPECIAL FACTORS
PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

On May 9, 2013, the boards of directors of Contran and Merger Sub authorized the Merger and directed the officers of Contran to begin preparation of the necessary documents to effect the Merger.  The purpose of the Merger is for Contran to acquire the minority public interest in KCI and to provide KCI’s stockholders other than the Filing Persons with $9.00 in cash, without interest, for each Share held by them as of the Effective Date.  Following the Merger, Contran will own 100% of KCI.

Alternatives

The Filing Persons believe that effecting the transaction by way of a short-form merger with Merger Sub under Section 253 of the DGCL is the quickest way for Contran to acquire the public minority interest in KCI and to provide the stockholders other than the Filing Persons with cash Merger Consideration for their Shares.  The Filing Persons considered the alternative of a long-form merger, but given that there was no requirement under the DGCL to undertake a long-form merger, the Filing Persons determined that undertaking a long-form merger would result in unnecessary delays in the transaction

Reasons

In determining whether to acquire the outstanding public minority equity interest in KCI and to effect the Merger, the Filing Persons consider the following to be the principal benefits of taking KCI private:

•	the fact that the trading volume of the Shares is very low, which indicates limited liquidity to the public stockholders;

•
the decrease in costs, particularly those associated with being a public company, that the Filing Persons anticipate could result in savings of at least approximately $400,000 per year, including costs associated with maintaining a transfer agent and maintaining a board of directors that includes independent members, audit fees and legal fees;

•
the reduction in the amount of public information available to competitors about KCI’s businesses that would result from the termination of KCI’s obligations under the reporting requirements of the Securities and Exchange Act of 1934;

•
the elimination of burdens on KCI’s management associated with public reporting and other tasks resulting from KCI’s public company status, including, for example, the dedication of time by and resources of KCI’s management to stockholder inquiries and investor and public relations;

•	the greater flexibility that KCI’s management would have to focus on long-term business goals, as opposed to quarterly earnings;

•	the lack of interest by institutional investors in companies with a limited public float; and

•
the fact that the Merger will afford the holders of Shares other than the Filing Persons the opportunity to receive cash for their shares at a price considered fair by the boards of directors of Contran and Merger Sub (or, in the alternative, the right for such stockholders to seek an appraisal of the fair value of such shares in accordance with Section 262 of the DGCL).

The Filing Persons have determined to effect the Merger at this time because they wish to immediately realize the benefits of taking KCI private, as discussed above. The Filing Persons were not able to effect a transaction like the Merger before acquiring at least a 90% ownership interest in KCI. The Merger transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger offers the stockholders of KCI (other than the Filing Persons) the right to receive the cash Merger Consideration for their Shares quickly (or to seek an appraisal of the fair value of such Shares) and allows KCI to become a wholly-owned subsidiary of Contran without any action by the board of directors of KCI or the stockholders of KCI other than the Filing Persons.

Effects

Upon completion of the Merger, KCI will become a wholly owned subsidiary of Contran, and Merger Sub will cease to exist as a separate corporate entity.  Consequently, only Contran and the holders of the stock of Contran will have the opportunity to participate in the future earnings and growth, if any, of KCI. Similarly, only Contran and the holders of the stock of Contran will face the risk of losses generated by KCI’s operations or the decline in value of KCI after the Merger. The Filing Persons will indirectly realize all of the benefit of the estimated $400,000 of annual cost savings resulting from KCI no longer being public. The Filing Persons’ beneficial ownership of KCI shares immediately prior to the Merger in the aggregate will amount to approximately 90.4%.    Thus, completion of the Merger will have the effect of increasing Contran’s ownership of KCI by the 9.6% of KCI which Contran currently does not own, or an increase in such ownership from 90.4% to 100%.  At March 31, 2013, KCI’s net book value (or total stockholders’ equity) aggregated approximately $185.4 million.   Completion of the Merger would have the effect of increasing the amount of such net book value of KCI attributable to Contran’s ownership of KCI by $17.8 million (or 9.6% of $185.4 million), from $167.6 million (or 90.4% of $185.4 million) to $185.4 million.  KCI’s net income for the year ended December 31, 2012 was $20.2 million.   Completion of the Merger would have the effect of increasing the amount of such net income attributable to Contran’s ownership of KCI by $1.9 million (or 9.6% of $20.2 million), from $18.3 million (or 90.4% of $20.2 million) to $20.2 million.  KCI’s net income for the three months ended March 31, 2013 was $6.7 million. Completion of the Merger would have the effect of increasing the amount of such net income attributable to Contran’s ownership of KCI by $0.6 million (or 9.6% of $6.7 million), from $6.1 million (or 90.4% of $6.7 million) to $6.7 million.

Upon completion of the Merger, the stockholders of KCI other than the Filing Persons will no longer have any interest in, and will not be stockholders of, KCI and therefore will not participate in KCI’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of KCI. In addition, the stockholders of KCI other than the Filing Persons will not share in any future dividend distributions of KCI, whether contemplated at the time of the Merger or after the Merger. See Item 6(c) “Purposes of the Transaction and Plans or Proposals − Plans” of this Schedule 13E−3. All other incidents of stock ownership with respect to such stockholders other than the Filing Persons, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of KCI and to receive appraisal rights upon certain mergers or consolidations of KCI (except appraisal rights perfected in connection with the Merger), will be extinguished upon completion of the Merger. In summary, if the Merger is completed, the stockholders of KCI other than the Filing Persons will have no ongoing rights as stockholders of KCI, but instead will be entitled to receive the cash Merger Consideration (or alternatively, such stockholders will be entitled to seek an appraisal of the fair value of their Shares from the Delaware Court of Chancery pursuant to and in accordance with Section 262 of the DGCL).

Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, KCI will no longer be required to file annual, quarterly and other reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the principal stockholder of KCI will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to KCI certain profits from the purchase and sale of Shares.

The Merger will constitute a tax-free merger under the provisions of section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.  The contribution of of Shares owned by Contran to Merger Sub and Merger Sub’s temporary holding of such shares prior to the Merger will be treated as a transitory step and both the Merger and Merger Sub will  be disregarded.  Consequently, the transaction will be treated as an acquisition of KCI common stock by Contran and accorded the same tax treatment as a direct purchase of the Shares by Contran from the stockholders of KCI.  Accordingly, neither Contran, Merger Sub nor KCI will recognize any gain or loss for U.S. federal income tax purposes as a result of completing the Merger. Merger Sub will cease to exist immediately upon the Merger.  KCI is already an existing member of the Contran Tax Group, and following completion of the Merger KCI will remain a member of the Contran Tax Group.  Accordingly, neither Contran or Merger Sub will realize any additional income tax benefits as a result of completing the Merger because KCI is already an existing member of the Contran Tax Group.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Merger to the public stockholders of KCI. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors whose functional currency is not the U.S. dollar, or investors other than a United States Holder). For purposes of this summary, the term “United States Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state (including the District of Columbia);

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•
a trust, in general, if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings, and court decisions all as currently in effect and all subject to change at any time, possibly with retroactive effect.

ALL BENEFICIAL OWNERS OF SHARES SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. A stockholder will generally recognize capital gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash the stockholder receives in the Merger and the stockholder’s adjusted tax basis in the Shares. A stockholder’s adjusted tax basis in a Share will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the stockholder has held the Shares for more than one year. The cash payments made to stockholders pursuant to the Merger will be reported to the Internal Revenue Service and to the stockholder as may be required under applicable regulations. Backup withholding may apply to these payments if the stockholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain stockholders (including, among others, corporations) are not subject to backup withholding.  Stockholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

FAIRNESS OF THE MERGER

Position of the Filing Persons

The Merger is intended to permit Contran to acquire the remaining equity interest of KCI not already held by Contran.  Each of the Filing Persons has determined that the Merger is fair to the unaffiliated stockholders of KCI.

Factors Considered in Determining Fairness

In reaching its determination that the terms of the Merger are fair to the unaffiliated stockholders of KCI, the Contran and Merger Sub boards of directors considered the factors described below.

Financial Analysis.  In considering the fairness of the Merger from a financial point of view to the stockholders of KCI other than the Filing Persons, the Filing Persons conducted an analysis of the ranges of potential values of the Shares that result from the application of generally accepted valuation methodologies. The financial analysis, including the selection of valuation methodologies, undertaken by the Filing Persons included the following:

•
an analysis of comparable company multiples of revenue (“REVENUE”), earnings before interest and taxes (“EBIT”), earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for each of fiscal year 2011 (“FY 2011”), fiscal year 2012 (“FY 2012”),  12 months ended March 31, 2013 (“LTM”), estimated fiscal year 2013 (“FY 2013E”), and estimated fiscal 2014 (“FY 2014E”);

•
an analysis of multiples, indicated by precedent transactions, of LTM REVENUE, in precedent transactions in which the target’s business has been deemed by the Filing Persons to be similar to KCI’s business; and

•	a discounted cash flow analysis to determine the implied value of KCI by calculating the present value of the estimated future cash flows and terminal value of KCI.

A summary of the financial analysis conducted by the Filing Persons is set forth below.  A copy of the full valuation analysis report is attached as an exhibit to this Schedule 13E-3.

Comparable Companies Analysis

The Filing Persons reviewed and compared, using publicly available information, certain current, estimated and historical financial information for KCI corresponding to current, estimated and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with KCI. These comparable companies included the following:

•	Commercial Metals Company
•	Nucor Corporation
•	Steel Dynamics, Inc.
•	Gibralter Steel Corp.
•	Leggett & Platt Inc.
•	Insteel Industries Inc.
•	Gerdau SA

The comparable companies were chosen based on the Filing Persons’ knowledge of the steel mill industry and other industries in which KCI participates. Although none of the comparable companies is directly comparable to KCI, the comparable companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, and maturity of business, that for purposes of this analysis, the Filing Persons considered similar to KCI.

Based on the respective share prices as of April 25, 2013 (which was the most recently available information at the time the Filing Persons began their analysis), historical financial information contained in their respective public filings and publicly available research estimates, the Filing Persons calculated and reviewed, among other things, the following statistics for comparative purposes:

•	the ratio of the enterprise value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to FY 2011 REVENUE, EBIT and EBITDA;

•	the ratio of the enterprise value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to FY 2012 REVENUE, EBIT and EBITDA;

•	the ratio of the enterprise value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to LTM REVENUE, EBIT and EBITDA;

•	the ratio of the enterprise value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to FY 2013E REVENUE, EBIT and EBITDA; and

•	the ratio of the enterprise value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to FY 2014E REVENUE, EBIT and EBITDA.

The following table sets forth a calculation of each of the ratios described above for the comparable companies:

Based upon the ratios described above, the Filing Persons determined the high, low, mean and median for each of the ratios for the comparable companies.  Based upon these calculations and the Filing Persons’ judgment, knowledge of KCI’s business,  knowledge of the comparable companies and KCI’s relative ranking and position in comparison to the comparable companies (including the Risk Analysis Rankings on page 17 and the Comparable Income Statement Analysis on page 18), the Filing Persons determined the Selected Multiple Range illustrated in the table below.  Each of such Selected Multiple Ranges was subjectively determined by the Filing Persons, after considering the high, low, mean and median for each of the ratios for the comparable companies, and after considering the Filing Persons’ knowledge of KCI’s business, knowledge of the comparable companies and KCI’s relative ranking and position to the comparable companies (such relative ranking and position as indicated by the table headed Risk Analysis Rankings below).  In so determining the Selected Multiple Ranges, the Filing Persons gave greater weight to the ratios for the comparable companies whose businesses the Filing Persons believe were more closely related to the business of KCI, and the Filing Persons determined the Selected Multiple Ranges so that the selected range as a percent of the market median would be below the median for its comparable company group, consistent with the fact that KCI generally ranked at or below the median for the various metrics indicated in the Risk Analysis Rankings table below.  The Filing Persons applied the Selected Multiple Range ratios to KCI’s REVENUE, Adjusted EBIT and Adjusted EBITDA for comparable periods to determine a range of enterprise values for KCI.  The Filing Persons calculated the median and mean of such range of enterprise values, and then calculated the average of such median and mean to determine the Operational Enterprise Value Range for the comparable company analysis.”

Selected Public Company Comparables

($ in millions)

	Operating Indication	Selected Multiple Range			Range of Enterprise Value			Market Median	Selected Range as a Percent of Market Media		
FYE 2011											
Revenues	$564.0	0.45 x	-	0.52 x	$ 253.8	-	$ 293.3	0.72 x	62.2%	-	71.9%
EBITDA	$32.2	5.5 x	-	7.5 x	177.1	-	241.5	8.1 x	67.9%	-	92.6%
EBIT	$21.0	8.7 x	-	11.8 x	182.7	-	247.8	14.5 x	60.2%	-	81.6%
FYE 2012											
Revenues	$547.7	0.34 x	-	0.57 x	$ 186.2	-	$ 312.2	0.82 x	41.5%	-	69.5%
EBITDA	$30.6	6.0 x	-	8.0 x	183.5	-	244.7	9.5 x	63.3%	-	84.3%
EBIT	$19.2	10.0 x	-	12.0 x	191.8	-	230.2	13.9 x	71.9%	-	86.3%
Latest Twelve Months											
Revenues	$537.2	0.37 x	-	0.58 x	$ 198.8	-	$ 311.6	0.84 x	44.1%	-	69.1%
EBITDA	$27.9	6.5 x	-	8.3 x	181.6	-	231.9	10.8 x	60.2%	-	76.8%
EBIT	$16.5	10.8 x	-	14.2 x	178.6	-	234.8	16.4 x	66.0%	-	86.7%
FYE 2013											
Revenues	$564.9	0.36 x	-	0.58 x	$ 203.4	-	$ 327.6	0.87 x	41.4%	-	66.7%
Adjusted EBITDA	$31.2	5.8 x	-	7.5 x	181.0	-	234.1	7.9 x	73.5%	-	95.0%
Adjusted EBIT	$19.4	8.7 x	-	10.2 x	168.9	-	198.1	12.2 x	71.2%	-	83.4%
FYE 2014											
Revenues	$570.5	0.32 x	-	0.45 x	$ 182.6	-	$ 256.7	0.79 x	40.6%	-	57.2%
Adjusted EBITDA	$31.1	5.1 x	-	6.1 x	158.7	-	189.8	6.3 x	80.7%	-	96.6%
Adjusted EBIT	$17.5	7.0 x	-	8.7 x	122.6	-	152.4	9.1 x	77.2%	-	96.0%
Median					$ 182.6	-	$ 241.5				
Mean					$ 183.4	-	$ 247.1				
Operational Enterprise Value Range					**$ 183.0**	**-**	**$ 244.3**

As previously discussed, none of the comparable companies is directly comparable to KCI.   Therefore, in selecting the range of multiples the Filing Persons considered KCI’s standing in relation to certain statistics for the selected comparable companies as follows:

Risk Analysis Rankings

Size
(Revenue, millions)

Name	Value
* Gerdau SA	$19,520
Nucor Corporation	$18,907
Commercial Metals Company	$7,406
Steel Dynamics, Inc.	$7,104
Leggett & Platt Inc.	$3,710
Gibraltar Steel Corp.	$795
Keystone Consolidated Inc	**$537**
Insteel Industries	$360

Size
(Enterprise Value, millions)

Name	Value
Gerdau SA	$19,069
Nucor Corporation	$16,780
Leggett & Platt Inc.	$5,222
Steel Dynamics, Inc.	$5,117
Commercial Metals Company	$2,685
Gibraltar Steel Corp.	$767
Insteel Industries	$285
Keystone Consolidated Inc	**$202**

Historical Growth
(2-Year Revenue)

Name	Value
Insteel Industries	31.0%
Commercial Metals Company	11.6%
Gibraltar Steel Corp.	11.3%
Nucor Corporation	10.7%
Keystone Consolidated Inc	**10.2%**
Steel Dynamics, Inc.	7.6%
Leggett & Platt Inc.	5.2%
Gerdau SA	4.5%

Historical Growth
(1-Year Revenue)

Name	Value
Insteel Industries	7.8%
Gibraltar Steel Corp.	3.1%
Leggett & Platt Inc.	2.3%
Commercial Metals Company	-0.4%
Keystone Consolidated Inc	**-2.9%**
Nucor Corporation	-3.0%
Gerdau SA	-5.0%
Steel Dynamics, Inc.	-5.8%

Projected Growth
(1-Year Revenue)

Name	Value
Gibraltar Steel Corp.	11.6%
Gerdau SA	4.7%
Keystone Consolidated Inc	**3.1%**
Leggett & Platt Inc.	2.8%
Steel Dynamics, Inc.	1.1%
Insteel Industries	0.6%
Nucor Corporation	-1.1%
Commercial Metals Company	-3.4%

Historical Growth
(2-Year EBITDA)

Name	Value
Commercial Metals Company	204.8%
Gibraltar Steel Corp.	58.7%
Nucor Corporation	26.9%
Keystone Consolidated Inc	**14.4%**
Insteel Industries	8.5%
Leggett & Platt Inc.	6.5%
Steel Dynamics, Inc.	1.8%
Gerdau SA	-16.6%

Historical Growth
(1-Year EBITDA)

Name	Value
Commercial Metals Company	26.6%
Leggett & Platt Inc.	20.1%
Gibraltar Steel Corp.	16.3%
Keystone Consolidated Inc	**-5.0%**
Nucor Corporation	-18.0%
Gerdau SA	-22.1%
Steel Dynamics, Inc.	-22.6%
Insteel Industries	-38.7%

Projected Growth
(1-Year EBITDA)

Name	Value
Insteel Industries	171.2%
Gibraltar Steel Corp.	36.2%
Gerdau SA	19.2%
Steel Dynamics, Inc.	14.6%
Leggett & Platt Inc.	8.8%
Nucor Corporation	5.7%
Keystone Consolidated Inc	**2.1%**
Commercial Metals Company	-2.7%

Projected Growth
(5-Year EPS)

Name	Value
Leggett & Platt Inc.	NA
* Gerdau SA	NA
Gibraltar Steel Corp.	NA
Steel Dynamics, Inc.	NA
Nucor Corporation	NA
Insteel Industries	NA
Commercial Metals Company	NA
Keystone Consolidated Industri	NA

Profitability
(EBIT to Revenue)

Name	Value
Leggett & Platt Inc.	9.2%
* Gerdau SA	6.2%
Gibraltar Steel Corp.	5.4%
Steel Dynamics, Inc.	5.3%
Nucor Corporation	5.1%
Insteel Industries	3.5%
Commercial Metals Company	3.3%
Keystone Consolidated Inc	**3.1%**

Profitability
(EBITDA to Revenue)

Name	Value
Leggett & Platt Inc.	12.4%
* Gerdau SA	11.0%
Gibraltar Steel Corp.	8.8%
Steel Dynamics, Inc.	8.5%
Nucor Corporation	8.4%
Insteel Industries	6.1%
Keystone Consolidated Inc	**5.2%**
Commercial Metals Company	5.1%

Relative Depreciation
(Depreciation to EBITDA)

Name	Value
* Gerdau SA	4.8%
Leggett & Platt Inc.	25.1%
Commercial Metals Company	35.9%
Steel Dynamics, Inc.	37.6%
Gibraltar Steel Corp.	38.3%
Nucor Corporation	38.5%
Keystone Consolidated Inc	**40.8%**
Insteel Industries	62.7%

Internal Investment
(Capital Expenditures to Revenue)

Name	Value
Commercial Metals Company	-1.6%
Gibraltar Steel Corp.	1.3%
Leggett & Platt Inc.	2.0%
Insteel Industries	2.2%
Keystone Consolidated Inc	**2.7%**
Steel Dynamics, Inc.	3.1%
Nucor Corporation	5.9%
* Gerdau SA	8.2%

Liquidity
(Current Ratio)

Name	Value
Keystone Consolidated Inc	**6.2**
Steel Dynamics, Inc.	3.0
Insteel Industries	2.9
Nucor Corporation	2.8
Gibraltar Steel Corp.	2.4
Commercial Metals Company	2.2
* Gerdau SA	2.1
Leggett & Platt Inc.	1.9

Leverage
(Debt to EV)

Name	Value
Insteel Industries	0.0%
Keystone Consolidated Inc	**4.3%**
Leggett & Platt Inc.	21.7%
Nucor Corporation	21.9%
Gibraltar Steel Corp.	28.0%
* Gerdau SA	37.6%
Commercial Metals Company	64.8%
Steel Dynamics, Inc.	65.0%

Note:

* Gerdau had not filed their Q1 2013 results as of the valuation date, resulting in utilizing Gerdau's 12/31/12 (FYE 2012) numbers instead of LTM 3/31/13 numbers to calculate the rankings.

Comparable Income Statement Analysis

($ in millions)

	Latest Twelve Months (LTM) Operating Results				LTM Margins		
	Revenue	Gross Profit	EBITDA	EBIT	Gross Profit	EBITDA	EBIT
Commercial Metals Company	$ 7,403.8	$ 694.7	$ 379.1	$ 242.8	9.4%	5.1%	3.3%
Nucor Corporation	18,907.5	1,436.2	1,580.8	972.2	7.6%	8.4%	5.1%
Steel Dynamics, Inc.	7,103.9	660.2	602.5	375.8	9.3%	8.5%	5.3%
Gibralter Steel Corp.	794.7	150.3	69.7	43.1	18.9%	8.8%	5.4%
Leggett & Platt Inc.	3,710.0	759.1	458.8	343.7	20.5%	12.4%	9.3%
Insteel Industries	360.2	32.0	22.1	12.5	8.9%	6.1%	3.5%
Gerdau SA	19,519.6	2,439.9	2,141.7	1,202.5	12.5%	11.0%	6.2%
Low	$ 360.2	$ 32.0	$ 22.1	$ 12.5	7.6%	5.1%	3.3%
High	$ 19,519.6	$ 2,439.9	$ 2,141.7	$ 1,202.5	20.5%	12.4%	9.3%
Median	$ 5,556.9	$ 726.9	$ 418.9	$ 293.3	10.9%	8.6%	5.3%
Mean	$ 8,449.3	$ 918.7	$ 775.4	$ 469.5	13.0%	8.6%	5.5%
Keystone Consolidated Industries, Inc.	**$ 537.2**	**$ 41.4**	**$ 27.9**	**$ 16.5**	**7.7%**	**5.2%**	**3.1%**

	FYE 2013 Revenue	FYE 2013 Margins		FYE 2014 Revenue	FYE 2014 Margins		'13 - '14 Revenue Growth
		EBITDA	EBIT		EBITDA	EBIT	
Commercial Metals Company	$ 7,402.4	4.8%	3.0%	$ 7,896.3	5.7%	3.9%	6.7%
Nucor Corporation	$ 19,215.1	9.2%	5.8%	$ 21,312.3	12.5%	9.4%	10.9%
Steel Dynamics, Inc.	$ 7,372.6	9.7%	6.5%	$ 8,043.3	11.6%	8.6%	9.1%
Gibralter Steel Corp.	882.0	11.0%	7.9%	943.3	12.1%	8.5%	6.9%
Leggett & Platt Inc.	3,826.0	13.0%	10.0%	3,973.3	13.7%	10.5%	3.9%
Insteel Industries	365.5	9.9%	0.0%	435.0	9.5%	0.0%	19.0%
Gerdau SA	20,428.3	12.5%	7.6%	21,969.1	13.9%	9.2%	7.5%
Low	$ 365.5	4.8%	0.0%	$ 435.0	5.7%	0.0%	0.0%
High	$ 20,428.3	13.0%	10.0%	$ 21,969.1	13.9%	10.5%	19.0%
Median	$ 7,372.6	9.9%	6.5%	$ 7,896.3	12.1%	8.6%	7.2%
Mean	$ 8,498.8	10.0%	5.8%	$ 9,224.6	11.3%	7.2%	8.0%
Keystone Consolidated Industries, Inc.	**$ 564.9**	**5.5%**	**3.4%**	**$ 570.5**	**5.5%**	**3.1%**	**1.0%**

Note:

*Gerdau had not filed their Q1 2013 results as of the valuation date, resulting in utilizing Gerdau's 12/31/12 (FYE 2012) numbers instead of LTM 3/31/13 numbers for relevant calculations

For purposes of the analysis, KCI’s Adjusted EBITDA was determined by taking operating income before pension and other post-retirement benefit (“OPEB”) credits and adding depreciation expense and subtracting cash OPEB payments, and KCI’s Adjusted EBIT was determined by taking KCI’s Adjusted EBITDA and deducting depreciation expense.  The Filing Persons applied these ratios (the Selected Multiple Range – Enterprise Value to REVENUE; Enterprise Value to EBITDA; and Enterprise Value to EBIT) to KCI’s Adjusted EBITDA and Adjusted EBIT because (i) KCI generally recognizes a non-cash defined benefit pension credit for financial reporting purposes, while KCI generally is not required to make any contributions to its defined benefit pension plans, and (ii) KCI generally recognizes an OPEB credit for financial reporting purposes, while KCI generally is required to make cash OPEB payments. Computation of KCI’s Adjusted EBIT and Adjusted EBITDA is summarized as follows:

Adjusted Income Statement

($ in millions)

	Fiscal Year Ended December 31,			LTM Ended	Projected		
	2010	2011	2012	3/31/2013	FY 2013	FY 2014	FY 2015
Revenue	$450.7	$564.0	$547.7	$537.2	$564.9	$570.5	$576.2
Less: Cost of Goods Sold	$417.9	$520.0	$502.8	$495.8	$519.2	$523.5	$527.8
Gross Profit	32.8	44.0	44.9	41.4	45.7	46.9	48.4
Less: Selling, General & Administrative	20.9	22.6	23.9	23.4	25.2	25.5	26.2
Less: Preferred Payment	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Less: Other	(10.0)	(30.2)	(13.0)	(14.9)	(21.5)	(21.5)	(21.5)
Add: Other Income	0.6	0.7	(0.5)	(0.2)	0.3	0.3	0.3
EBIT	**$22.6**	**$52.3**	**$33.5**	**$32.7**	**$42.2**	**$43.2**	**$44.0**
Plus: Depreciation and Amortization	$12.1	$11.2	$11.4	$11.4	$11.8	$13.6	$14.6
EBITDA	**$34.7**	**$63.5**	**$44.9**	**$44.1**	**$54.0**	**$56.8**	**$58.6**
Adjustments:							
Less: OPEB Expense (Credit)	(5.3)	(5.8)	(6.1)	(6.2)	(6.7)	(6.7)	(6.7)
Less: Pension Expense (Credit)	(4.7)	(24.4)	(6.9)	(8.7)	(14.8)	(14.8)	(14.8)
Add: OPEB Payment	(1.3)	(1.1)	(1.3)	(1.3)	(1.3)	(4.2)	(4.2)
Adjusted EBITDA	**23.4**	**32.2**	**30.6**	**27.9**	**31.2**	**31.1**	**32.9**
Less: Depreciation and Amortization	12.1	11.2	11.4	11.4	11.8	13.6	14.6
Adjusted EBIT	**$ 11.3**	**$ 21.0**	**$ 19.2**	**$ 16.5**	**$ 19.4**	**$ 17.5**	**$ 18.3**

Precedent Transactions Analysis

The Filing Persons reviewed the purchase prices paid and calculated the ratio of the enterprise value to REVENUE for the target company for the last twelve months prior to such transaction, based on publicly available information for the transactions during the period from January 2011 to May 2013 involving companies the Filing Persons believe to be in industries and businesses similar to KCI. The Filing Persons did not consider any precedent transactions occurring before January 2011 because the Filing Persons did not believe such transactions would provide meaningful information, given that they would have occurred more than two years prior to the time this Schedule 13E-3 was filed.  Based upon the ratio of enterprise value to REVENUE derived as described above, the Filing Persons determined the high, low, mean, and median for such ratio and using its judgment applied these ratios to KCI REVENUE for the LTM period to determine a range of enterprise values for KCI based upon the derived ratios for comparable precedent transactions.  The comparable transactions included the acquisitions of the following companies and are set forth in this table below:

•	Indiana Steel and Tube, Inc.
•	Sarwaja Timur Sdn Bhd.
•	Nippon Metal Industry Co. Ltd.
•	Skyline Steel LLC.
•	Lakeside Steel
•	Star Shine Steel Products Sdn. Bhd.

Discounted Cash Flow Analysis

The Filing Persons performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company.  These projections were prepared by KCI management on or around May 2, 2013, and can be found in the table entitled Adjusted Income Statement on page 19 and in the table entitled Discounted Cash Flow Approach on page 22.   In preparing the analysis, the Filing Persons utilized projections prepared by KCI management for calendar years 2013 through 2015, and extrapolated projections for 2016 and 2017 by using an assumed growth rate of 4.5% from the 2015 KCI management projections. The Filing Persons calculated the net present value of unlevered free cash flows for KCI, defined as KCI Adjusted EBITDA less taxes, capital expenditures, and less increases or plus decreases in working capital and other assets and liabilities, respectively, for the calendar years 2013 through 2017 and calculated terminal values based on two generally accepted valuation methodologies: (i) a terminal exit multiple of 2017 Adjusted EBITDA ranging from 6x to 8x; and (ii) the Gordon Growth Methodology using a terminal growth rate to Net Debt Free Cash Flow of 4% to 5%. These values were then discounted to present values as of May 1, 2013 assuming a range of discount rates of 12.5% to 16.5% which were selected based on the Filing Persons’ judgment and taking into consideration, among other things, a weighted average cost of capital calculation and KCI’s assumed cost of equity calculated using a capital asset pricing model. The weighted average cost of capital utilized the CAPM pricing model to calculate KCI’s cost of equity and KCI’s cost of debt under its revolving credit facility.  In the CAPM pricing model the Filing Persons utilized the 20yr US Treasury Bond Yield as the risk free rate; the Equity Risk Premium per Ibbotson Associates Stocks, Bonds, Bills and Inflation 2013 Valuation Yearbook; the mean adjusted unlevered beta of its comparable group; and the Size Risk Premium per Ibbotson Associates Stocks, Bonds, Bills and Inflation 2013 Valuation Yearbook.

Comparable Company WACC Analysis

($ in millions)

	Debt	Preferred Stock	Market Value of Equity	Total Capitalization	Debt to Equity	Debt to Total Capitalization	Preferred to Total Capitalization	Equity to Total Capitalization
Commercial Metals Company	$ 1,201.9	$ -	$ 1,652.7	$ 2,854.6	72.7%	42.1%	0.0%	57.9%
Nucor Corporation	$ 3,672.6	$ -	$ 13,804.4	$ 17,477.0	26.6%	21.0%	0.0%	79.0%
Steel Dynamics, Inc.	$ 2,300.8	$ -	$ 3,226.9	$ 5,527.7	71.3%	41.6%	0.0%	58.4%
Gibralter Steel Corp.	$ 214.4	$ -	$ 582.9	$ 797.3	36.8%	26.9%	0.0%	73.1%
Leggett & Platt Inc.	$ 1,155.2	$ -	$ 4,615.8	$ 5,771.0	25.0%	20.0%	0.0%	80.0%
Insteel Industries	$ -	$ -	$ 292.8	$ 292.8	0.0%	0.0%	0.0%	100.0%
Gerdau SA	$ 7,160.6	$ -	$ 12,369.7	$ 19,530.3	57.9%	36.7%	0.0%	63.3%
Median	$ 1,201.9	$ -	$ 1,117.8	$ 5,527.7	36.8%	26.9%	0.0%	73.1%
Mean	$ 2,243.6	$ -	$ 3,654.5	$ 7,464.4	41.5%	26.9%	0.0%	73.1%

	Levered Beta	Unlevered Beta	Decile Based Beta	Adjusted Unlevered Beta	Equity Risk Premium (1)	Size Risk Premium (1)	Cost of Equity	Cost of Debt	Cost of Preferred	WACC
Commercial Metals Company	1.47	1.02	1.19	1.21	6.7%	1.72%	14.0%	5.6%	0.0%	9.5%
Nucor Corporation	1.27	1.10	1.03	1.50	6.7%	0.76%	11.7%	4.2%	0.0%	9.8%
Steel Dynamics, Inc.	1.57	1.10	1.13	1.37	6.7%	1.14%	14.1%	5.7%	0.0%	9.7%
Gibralter Steel Corp.	1.63	1.34	1.30	1.45	6.7%	2.46%	15.8%	6.2%	0.0%	12.6%
Leggett & Platt Inc.	1.16	1.01	1.10	1.29	6.7%	0.92%	11.1%	4.7%	0.0%	9.4%
Insteel Industries	1.18	1.18	1.35	1.23	6.7%	2.70%	13.0%	0.0%	0.0%	13.0%
Gerdau SA	1.09	0.81	1.03	1.11	6.7%	0.76%	10.5%	5.8%	0.0%	7.9%
Median	1.23	1.10	1.13	1.29			13.0%	5.6%	0.0%	9.7%
Mean	1.17	1.08	1.16	1.31			12.9%	4.6%	0.0%	10.3%

The Filing Persons utilized the average of the high and low values from the two terminal approaches to calculate an enterprise valuation range for the discounted cash flow methodology.

Discounted Cash Flow Approach

($ in millions)

	Projected Fiscal Year End				
	2013	2014	2015	2016	2017
Revenue	$ 564.9	$ 570.5	$ 576.2	$ 602.1	$ 629.2
Adjusted EBIT	19.4	17.5	18.3	19.1	20.0
Income Taxes at 39.5%	7.7	6.9	7.2	7.6	7.9
Debt-free Earnings	$ 11.7	$ 10.6	$ 11.1	$ 11.6	$ 12.1
Net Investment:					
Depreciation & Amortization	11.8	13.6	14.6	15.3	16.0
Capital Expenditures	(19.5)	(19.5)	(17.4)	(18.1)	(19.0)
Change in WC	10.1	(4.1)	(0.8)	(0.9)	(0.9)
Net Debt-free Cash Flow	$ 14.1	$ 0.7	$ 7.5	$ 7.9	$ 8.2

Base WACC	14.5%
Increment	1.0%
Base EBITDA Multiple	7.0
Increment	0.5
Base Growth Rate	4.5%
Increment	0.25%
Terminal EBITDA	$ 36.0
Terminal NDFCF	$ 11.2
Last Period Factor - EBITDA	4.17
Last Period Factor - Gordon Growth	4.17

Average of Low/High	**$ 121.6**	**- $ 149.1**

Financial Analysis Summary

The Filing Persons evaluated the range of results for enterprise values for each of the comparable companies analysis, the precedent transactions analysis, and the discounted cash flow analysis, and applied weights to each of the resulting ranges of enterprise values based upon their knowledge of KCI and their judgment regarding the data utilized for comparable companies and recognizing that no company utilized in the comparable companies analysis or precedent transaction analysis is identical to KCI. As a result, the Filing Persons applied a weighting of 30% to the results of the comparable companies analysis, 5% to the precedent transaction analysis, and 65% to the discounted cash flow analysis. This resulted in a range of enterprise value for KCI of $143.4 million to $180.6 million.  In order to calculate an implied per share equity value range for the Shares, the Filing Persons adjusted the total implied enterprise value range by KCI’s reported (determined in accordance with accounting principles generally accepted in the United States of

America (“GAAP”)) total debt and cash and cash equivalents as of March 31, 2013, and adjusting for the net defined benefit pension liability (such net defined benefit pension liability was calculated as the excess of the plan assets of KCI’s defined benefit pension plans as April 15, 2013 (the most recent date for which such plan asset data is available) over the cost of the plans to purchase annuities in order to settle the accrued defined benefit pension obligations, which accrued benefit liabilities have been  determined in accordance with applicable regulations of the Pension Benefit Guaranty Corporation (“PBGC”) and the Department of Labor (“DOL”) under a plan termination scenario) and divided the resulting implied total equity value ranges by KCI’s diluted shares outstanding.  This resulted in an implied per share value of KCI of $7.69 to $10.76 as set forth below:

Valuation Assessment Summary

($ in millions)

Operational Enterprise Value Ranges	Weight		LOW			HIGH
Comparable Company Multiple Approach	30%	$	182.98	-	$	244.30
Comparable Transaction Methodology	5%	$	189.64	--	$	207.68
<u>Income Approach</u>						
Discounted Cash Flow Approach	65%	$	121.64	-	$	149.10
Weighted Enterprise Value		$	143.44	-	$	180.59

		Low		High
Enterprise Value	$	**143,442**	$	**180,591**
Secured Debt:				
Term Loan		-		-
Revolver		47,214		47,214
Unsecured Notes		1,100		1,100
Other		-		-
	$	48,314	$	48,314
Pension Liability:				
Estimated Plan Assets[1]	$	554,912	$	554,912
Estimated Accrued Pension Liability per Actuary[2]		(556,960)		(556,960)
Pension Liability Value	$	**(2,048)**	$	**(2,048)**
Value Available to Stockholders	$	93,080	$	130,229

		Low		High
Equity Value	$	**93,080**	$	**130,229**
Number of Shares Outstanding		**12,101,932**		**12,101,932**
Implied KYCN Price per Share	$	**7.69**	$	**10.76**

Notes:

[1] Estimated Plan Assets as of 4/15/2013

[2] Per third party actuary; estimated in accordance with applicable regulations of the PBGC and DOL under a plan termination which approximates the cost to purchase annuities in order to settle the accrued defined benefit pension obligations

The market price for the Shares in relation to the Merger Consideration.  The Contran and Merger Sub boards of directors believe that the cash Merger Consideration is fair in relation to recent trading prices for KCI common stock.  On April 23, 2013, Contran filed an amendment to Schedule 13D with respect to KCI in which Contran indicated it was considering the Merger.  The closing price per share of KCI on April 22, 2013 (the day before the amendment to Schedule 13D was filed) was $8.25 per share, and the Merger Consideration represents a 9% premium to such price. In addition, the closing price per share of KCI common stock from January 1, 2013 to April 22, 2013 ranged from $8.39 and $6.60.  The Merger Consideration represents a 20% premium to the average closing price of $7.50 per share during such period.  The Merger Consideration is also greater than the range of closing prices per share of KCI common stock during 2012, which closing prices ranged from a high of $7.95 and a low of $6.03.

Subsequent to the announcement of Contran’s consideration of a transaction to take KCI private on April 22, 2013, the closing stock price for the Shares has been in a range of $9.65 to $10.15 from April 23, 2013 through May 9, 2013.  The trading volumes during this period have sometimes been significantly higher than the volumes prior to the announcement.  The Filing Persons believe that the stock prices and trading volumes during this period are not indicative of the real value of the Shares and represent speculation on the price that might be paid in a “going private” transaction.

The relative lack of liquidity for the Shares and the liquidity that will be realized by the stockholders of KCI other than the Filing Persons from the Merger. The Contran and Merger Sub boards of directors believed that the liquidity that would result from the Merger would be beneficial to the stockholders of KCI other than the Filing Persons because Contran’s ownership of approximately 90.4% of the outstanding Shares results in an extremely small public float that limits the amount of trading in the Shares, and decreases the likelihood that a proposal to acquire the Shares by an independent entity could succeed without the consent of Contran. The KCI common stock trades on the OTC Market’s OTCQB (Symbol: KYCN), and the daily trading volumes are nominal.  From January 1, 2013 to April 22, 2013, the average daily trading volume of shares of KCI common stock was approximately 1,260 shares per day, and there are several days for which KCI shares were not traded at all.  The Merger consideration will allow stockholders of KCI other than the Filing Persons to realize a cash value for their Shares, which otherwise would be difficult given the illiquid trading market for the Shares.

Prior Purchases of Stock by Contran.  Between April 17, 2013 and April 22, 2013, Contran purchased an aggregate of 287,606 Shares in privately negotiated transactions with unaffiliated KCI stockholders.  See “Background of the Merger” above for a summary of these transactions.  The price per Share paid in each of these April 2013 transactions was $9.00, which is equal to the $9.00 per Share Merger Consideration, and a premium of 9% to the closing market price on April 22, 2013 (the day before the amendment to Schedule 13D was filed reporting the purchase of the 287,606 shares).  During such April 17 to April 22, 2013 time period, the closing market price of KCI ranged from $8.20 to $8.39.  In addition, since the beginning of 2011, Contran had made the following additional purchases of Shares:

•	On March 8, 2011, Contran purchased an aggregate of approximately 1.6 million Shares at a price of $6.50 per share pursuant to a tender offer;

•
On August 16, 2011, Contran purchased an aggregate of approximately 1.55 million Shares at a price per share of $9.43 in a privately negotiated transaction with unaffiliated KCI stockholders. Under the agreement for the August 2011 purchase, the sellers agreed to provide Contran and KCI with other consideration, including a release of claims, a standstill and a disgorgement of profits.  For these reasons, the Filing Persons believe the $9.43 purchase price reflected a premium to the fair value of the Shares.  On August 22, 2011, the first full trading day following the date when Contran filed an amendment on Schedule 13D disclosing this purchase and the additional consideration that the selling stockholders gave to KCI and Contran, the closing market price of KCI was $8.00 per share; and

•	During January 2013, Contran purchased an aggregate of 2,975 Shares at a weighted average cash price of $6.66 per share.

See “Background of the Merger.”

Liquidation value analysis. Utilizing reported amounts (determined in accordance with GAAP) as of March 31, 2013, the Filing Persons computed the implied value of KCI determined based on the net amount that could typically be realized from a net orderly liquidation of KCI, assuming it is properly advertised and professionally managed, given a reasonable period of time (usually within six to nine months) to find a purchaser with the seller being obligated to sell.  In determining the implied value, we adjusted KCI’s reported stockholders equity by adjusting the reported amounts of accounts receivable and inventories using adjustment factors used by lenders in determining KCI’s borrowing base, adjusting reported amounts of property plant and equipment to amounts determined pursuant to most recent appraisal reports received by KCI or based on management estimates, and adjusting amounts reported for pension asset/liability to amounts estimated to be required to terminate and annuitize the pension plan obligations. This valuation resulted in an implied per share value of KCI common stock of $0.21.

Book value per share.  In the opinion of Contran and Merger Sub, the net book value per share of KCI, calculated in accordance with GAAP, is not a meaningful indicator of KCI’s value, since the accounting rules underlying GAAP are not always intended to result in the recognition of assets and liabilities at amounts that would be considered fair value.  Accordingly, the Filing Persons did not consider KCI’s net book value per share in concluding on the fairness of the Merger to KCI’s stockholders other than the Filing Persons.   KCI’s book value per share as of March 31, 2013 was $15.32.

Costs associated with being a public company.  Following completion of the Merger, KCI will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934 as well as the other costs associated with being publicly held, including those instituted under the Sarbanes-Oxley Act of 2002.  The Filing Persons anticipate such costs savings could be at least $400,000 per year, including costs associated with maintaining a transfer agent and maintaining a board of directors that includes independent members, audit and legal fees.

Procedural fairness.  The Filing Persons also determined that the Merger is procedurally fair to the unaffiliated stockholders of KCI other than the Filing Persons.  In making such determination, the Filing Persons considered the following factors in addition to the factors noted above:

•
Approval of security holders.  Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the stockholders of KCI other than the Filing Persons.

•
Approval of the board of directors of KCI.  Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the board of directors of KCI, and the board of directors of KCI has therefore not approved or disapproved the Merger.

•
Unaffiliated representative.  Because the approval of the KCI board of directors or the KCI stockholders other than the Filing Persons is not required to complete the Merger, neither the board of directors of KCI nor the Filing Persons have retained a representative to act on behalf of the stockholders of KCI other than the Filing Persons, nor has any report been issued by a third party as to the fairness of the Merger Consideration to the stockholders of KCI other than the Filing Persons.

•
No participation in the future prospects of KCI.  Following the consummation of the Merger, the stockholders of KCI other than the Filing Persons will cease to participate in the future earnings or growth, if any, of KCI, or benefit from an increase, if any, in the value of the equity interests of KCI.

•
Potential conflicts of interest.  Because Contran owns 90.4% of KCI immediately prior to the Merger and will own 100% of KCI as a result of the Merger, the interests of the Filing Persons in determining the Merger Consideration could be considered to be in conflict to the interests of the stockholders of KCI other than the Filing Persons.

•
No inquiry as to potential buyers of KCI.  Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, there is no requirement that the Filing Persons seek to determine if there is a buyer for all of KCI that would be willing to pay a price per share in excess of the Merger Consideration.  In addition, the Filing Persons believe that seeking to determine if any such buyer exists would only entail substantial time delays and serve as a distraction to the management of KCI, and cause undue uncertainty with KCI’s employees, customers and suppliers.

Notwithstanding the foregoing factors, the Filing Persons believe that the Merger is procedurally fair because the Merger is being completed under and in compliance with Section 262 of the DGCL, pursuant to which the stockholders of KCI other than the Filing Persons will be entitled to exercise appraisal rights to receive a court-determined fair value of their shares, if they believe the Merger Consideration does not represent a fair value for their shares. See Item 4(d) “Terms of the Transaction — Appraisal Rights” beginning on page 27 of this Schedule 13E−3.  In addition, stockholders of KCI other than the Filing Persons are receiving this Schedule 13E-3 and will receive the Notice of Merger following consummation of the Merger, which together will contain disclosures required under the DGCL and applicable securities laws and regulations that are designed to permit stockholders of KCI other than the Filing Persons to determine whether to accept the Merger Consideration or to exercise their appraisal rights with respect to their Shares.

Overall Fairness Conclusion.  From a qualitative perspective, and in determining that the $9.00 per share Merger Consideration is fair to the unaffiliated stockholders of KCI, the Filing Persons concluded that the most significant indicator of the fair value of a Share was the $9.00 per Share purchase price paid by Contran in its April 2013 acquisition of 287,606 Shares from unaffiliated KCI stockholders in a privately negotiated transaction.  The Filing Persons believe this is the best indicator of the fair value of the Shares because the transaction was negotiated with sophisticated parties at arms’ length, with the knowledge that the transaction would increase Contran’s ownership of KCI to more than 90%, thus permitting Contran Management to consider the possibility of completing a short-form merger pursuant to the provisions of DGCL.  The Filing Persons conducted the additional analyses and considered the other factors discussed above to further validate the fairness of the Merger Consideration.   Based on all of the foregoing factors and related analyses as a whole, the Filing Persons believe that the Merger is substantively and procedurally fair to the unaffiliated stockholders of KCI.  In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the stockholders of KCI other than the Filing Persons, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered, other than concluding that the $9.00 price per Share paid by Contran in its April 2013 acquisition of Shares was the most significant indicator of fair value, as noted above. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

TRANSACTION STATEMENT

Item 1.	Summary Term Sheet. See “Summary Term Sheet” above.

Item 2.	Subject Company Information.

(a)
Name and Address.  The name of the subject company is Keystone Consolidated Industries, Inc., a Delaware corporation.  KCI’s executive offices are located at 5430 LBJ Freeway, Suite 1740, Three Lincoln Centre, Dallas, Texas, and its telephone number is (972) 458-0028.

(b)
Securities. The class of securities to which this Schedule 13E-3 relates is the common stock, par value $0.01 per share, of KCI, of which 12,101,932  shares were issued and outstanding as of May 9, 2013.

(c)
Trading Market and Price.  The Shares are traded on the OTC Market’s OTCQB under the symbol “KYCN”.  The following table sets forth the high and low closing sales prices per Share for each of the periods indicated:

Year Ended December 31, 2011	High	Low

First Quarter	$9.19	$4.70
Second Quarter	$9.05	$6.95
Third Quarter	$10.89	$7.20
Fourth Quarter	$8.00	$6.66
Year Ended December 31, 2012
First Quarter	$7.95	$6.16
Second Quarter	$7.15	$6.25
Third Quarter	$7.00	$6.03
Fourth Quarter	$6.90	$6.26
Year Ending December 31, 2013
First Quarter	$7.99	$6.60
Second Quarter (through May 9, 2013)	$10.15	$7.50
(d)	Dividends. KCI has not paid any dividends during the last two years.

(e)
Prior Public Offerings. Except for the proposed subscriptions rights offering that was never completed, KCI has not made any public offerings of its common stock during the last two years.  See “Background of the Merger” and Item 5 “Past Contacts, Transactions, Negotiations and Agreements - Significant Corporate Events.”

(f)	Prior Stock Purchases. During the last two years, Contran purchased Shares in the following transactions:

•	On August 16, 2011, Contran purchased an aggregate of 1,551,022 Shares at a price per share of $9.43 in a privately negotiated transaction with unaffiliated KCI stockholders;

•	On January 4, 2013, Contran purchased 199 Shares at a price per share of $6.60 on the open market;

•	On January 15, 2013, Contran purchased 2,500 Shares at a price per share of $6.65 on the open market;

•	On January 23, 2013, Contran purchased 276 Shares at a price per share of $6.75 on the open market;

•	On April 17, 2013, Contran purchased an aggregate of 277,923 Shares at a price per share of $9.00, in privately negotiated transactions with unaffiliated KCI stockholders; and

•	On April 22, 2013, Contran purchased 9,683 Shares at a price per share of $9.00 in a privately negotiated transaction with an unaffiliated KCI stockholder.

Under the purchase agreement related to Contran’s August 16, 2011 purchase of an aggregate of 1,551,022 Shares, the selling stockholders, among other things:

•	agreed they would not, directly or indirectly, purchase any Shares until after August 16, 2016;

•	granted KCI and Contran and their respective officers, directors, employees and other affiliates a general release; and

•	agreed to disgorge to KCI short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended, in the aggregate amount of $105,715.48.

Consequently, the Filing Persons believe that the $9.43 per share price paid by Contran to acquire the 1,551,022 Shares on August 16, 2011 is not directly comparable to the per-share prices Contran paid to acquire the other Shares indicated above, because the selling stockholders in such other purchases did not make the additional agreements and releases that the selling stockholders gave to KCI and Contran under the August 16, 2011 purchases. For these reasons, the Filing Persons believe the $9.43 purchase price reflected a premium to the fair value of the Shares.  On August 22, 2011, the first full trading day following the date when Contran filed an amendment on Schedule 13D disclosing this purchase and the additional agreements and releases that the selling stockholders gave to KCI and Contran, the closing market price of KCI was $8.00 per share.

The purchase prices for such transactions ranged from $6.60 per Share to $9.43 per Share.  The average purchase price for the transactions described above for each quarter during the prior two year period was as follows:

Quarterly Period	Average Purchase Price

Second Quarter 2013	$9.00
First Quarter 2013	$6.66
Fourth Quarter 2012	N/A
Third Quarter 2012	N/A
Second Quarter 2012	N/A
First Quarter 2012	N/A
Fourth Quarter 2011	N/A
Third Quarter 2011	$9.43
Second Quarter 2011	N/A

Contran also made additional purchases of KCI common stock in March 2011, as more fully described in “Background of the Merger” and Item 5 “Past Contacts, Transactions, Negotiations and Agreements” below.

Item 3.	Identity and Background of Filing Person.

Contran Corporation

(a)
Name and Address. Contran Corporation is a Delaware corporation.  Contran’s principal business address is Three Lincoln Centre, Suite 1700, 5430 LBJ Freeway Dallas, Texas 75240-2694, and its principal business number is (972) 233-1700.  Contran currently owns 90.4% of the outstanding Shares of KCI.

(b)
Business and Background of Entity.  Contran is a holding company that holds majority and minority interests both directly and indirectly in a number of operating companies in the chemicals, component products, waste management and steel businesses.  Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (for which Mr. Simmons is the sole trustee) or is held directly by Mr. Simmons or other persons or entities related to Mr. Simmons.   These Contran family trusts in the aggregate own a controlling interest in Contran.  As sole trustee of the trusts, Mr. Simmons has the power to vote and direct the disposition of shares of Contran held by the trusts, but Mr. Simmons has no pecuniary interest in shares of Contran held by the trusts, and Mr. Simmons disclaims beneficial ownership of any Contran shares held by the trusts, and any Shares held by Contran or Merger Sub.

(c)
Business and Background of Natural Persons.  The name, business address, position with Contran, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Contran, together with the names, principal businesses and addresses of any corporation or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

KYCN Acquisition Corporation

(a)
Name and Address.  Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Contran.  Merger Sub’s principal business address is Three Lincoln Centre, Suite 1700, 5430 LBJ Freeway Dallas, Texas 75240-2694, and its principal business number is (972) 233-1700.  Immediately prior to the Effective Date, Contran will contribute the Shares it owns to Merger Sub, as a result of which Merger Sub will own 90.4% of the outstanding Shares of KCI.

(b)
Business and Background of Entity.  Merger Sub was formed for the sole purpose of acquiring all of the Shares held by Contran and, following such acquisition, merging with and into KCI. Following completion of the Merger, Merger Sub will cease to be in existence.

(c)
Business and Background of Natural Persons.  The name, business address, position with Merger Sub, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Merger Sub, together with the names, principal businesses and addresses of any corporation or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Item 4.	Terms of the Transaction.

(a)
Material Terms. Contran owns 10,937,982 Shares, representing in the aggregate approximately 90.4% of the Shares outstanding.  Immediately prior to the Effective Date, Contran will contribute those Shares to Merger Sub.  On the Effective Date, Merger Sub will merge with and into KCI pursuant to Section 253 of the DGCL, with KCI to be the surviving corporation. In compliance with Section 253 of the DGCL, the boards of directors of Contran and Merger Sub have approved the Merger and Contran will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:

•
each Share issued and outstanding immediately prior to the Effective Date will be cancelled and extinguished and each Share held (other than Shares held by the Filing Persons or stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Consideration; and

•
each share of Merger Sub’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid, and nonassessable share of common stock of KCI as the surviving corporation of the Merger. As a result of the Merger, Contran will own all of the outstanding equity interests in KCI.

Under the DGCL, because Merger Sub will hold at least 90% of the outstanding Shares prior to the Merger, Merger Sub will have the power to effect the Merger without a vote of KCI’s board of directors or the stockholders of KCI other than the Filing Persons. Merger Sub intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of KCI’s board of directors or the stockholders of KCI other than the Filing Persons.

The Merger Consideration payable to the public stockholders is $9.00 per Share in cash, without interest. The reasons for the Merger are set out in “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger — Reasons” beginning on page 6 of this Schedule 13E-3.  Upon completion of the Merger, in order to receive the cash Merger Consideration each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record as of the Effective Date within 10 calendar days of the Effective Date.  Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

Accounting Treatment.  The Merger will be accounted for as Contran’s acquisition of the noncontrolling interest of KCI.

Material Federal Tax Considerations.  For a discussion of the material federal tax considerations of the Merger, please see “Certain U.S. Federal Income Tax Considerations” beginning on page 8 of this Schedule 13E-3.

(c)	All stockholders of KCI other than the Filing Persons will be treated as described above under “Material Terms” of this Item 4.

(d)
Appraisal Rights.  Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court.  The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger.  The following is a summary of Section 262 of the DGCL.   A copy of the full text of Section 262 is attached hereto as Exhibit F.

Notice of the Effective Date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by KCI as of the Effective Date, as the surviving corporation in the Merger, within 10 calendar days after the Effective Date and should be carefully reviewed by the public stockholders.  Any stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from KCI an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs KCI of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.  Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder’s name.  A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to the attention of KCI’s corporate secretary, at KCI’s offices at 5430 LBJ Freeway, Suite 1740, Three Lincoln Centre, Dallas, Texas  75240.  If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 calendar days after the Effective Date, KCI, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. Contran is not under any obligation, and has no present intention, to cause KCI to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on KCI.  Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from KCI a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by KCI or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later. If a petition for an appraisal is timely filed and a copy is served upon KCI, KCI will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal. The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date). If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Consideration per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to KCI a written withdrawal of the demand for appraisal and acceptance of the Merger Consideration, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of KCI. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

The full text of Section 262 of the DGCL is attached hereto as Exhibit F.    STOCKHOLDERS ARE URGED TO READ EXHIBIT F IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e)
The Filing Persons do not intend to grant stockholders other than the Filing Persons special access to KCI’s records in connection with the Merger.  None of the Filing Persons intends to obtain counsel to or appraisal services for stockholders of KCI other than the Filing Persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)
Transactions.  KCI may be deemed to be controlled by Mr. Harold C. Simmons.  See Item 3 “Identity and Background of Filing Person - Contran Corporation.”  Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties, and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party.

Under the terms of an intercorporate services agreement (the “ISA”) entered into between KCI and Contran, employees of Contran provide certain management, tax planning, legal, financial and administrative services on a fee basis to KCI.  Such charges are based upon estimates of the time devoted by the employees of Contran to KCI’s affairs and the compensation of such persons.  Because of the large number of companies affiliated with Contran, Contran believes KCI benefits from cost savings and economies of scale gained by not having certain management, legal, financial and administrative staffs duplicated at each entity, thus allowing certain individuals to provide services to multiple companies but only be compensated by one entity.  During 2011 and 2012 the ISA fees charged to KCI by Contran aggregated approximately $2.1 million and $2.5 million, respectively.

Tall Pines Insurance Company (“Tall Pines”) and EWI RE, Inc. (“EWI”) provide for or broker certain insurance policies for Contran and certain of its subsidiaries and affiliates, including KCI.  Tall Pines is an indirect subsidiary of Valhi, Inc., a majority-owned subsidiary of Contran.  EWI is a wholly-owned subsidiary of NL Industries, Inc., a publically-held company which is majority owned by Valhi, Inc.  Consistent with insurance industry practices, Tall Pines and EWI receive commissions from the insurance and reinsurance underwriters and/or assess fees for the policies they provide or broker.  KCI paid Tall Pines and EWI $4.2 million in 2011 and $5.4 million in 2012 for insurance, reinsurance premiums paid to third parties and commissions.  Tall Pines purchases reinsurance from third-party insurance carriers with an A.M. Best Company rating of generally at least A-(Excellent) for substantially all of the risks it underwrites.

Contran and certain of its subsidiaries and affiliates, including KCI, purchase certain insurance policies as a group, with the costs of the jointly-owned policies being apportioned among the participating companies.  With respect to certain of such policies, it is possible that unusually large losses incurred by one or more insureds during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period.  As a result, Contran and certain of its subsidiaries and affiliates, including KCI, have entered into a loss sharing agreement under which any uninsured loss is shared by those entities who have submitted claims under the relevant policy.  Contran believes the benefits in the form of reduced premiums and broader coverage associated with the group coverage for such policies justifies the risk associated with the potential for any uninsured loss.

In August 2011, KCI became a member of Contran’s consolidated U.S. federal income tax group (the “Contran Tax Group”).  KCI also files consolidated income tax returns with Contran in various U.S. state jurisdictions.  As a member of the Contran Tax Group, KCI is a party to a tax sharing agreement with Contran which provides that, beginning in August 2011, KCI computes its tax provision for U.S. income taxes on a separate-company basis using the tax elections made by Contran.  Pursuant to the tax sharing agreement, KCI makes payments to, or receives payments from, Contran in amounts KCI would have paid to or received from the U.S. Internal Revenue Service or the applicable state tax authority had KCI not been a member of the Contran Tax Group for all periods after August 2011. KCI made net payments to Contran for income taxes of $.2 million and $9.4 million in 2011 and 2012, respectively.

(b)
Significant Corporate Events.  In February 2011, Contran commenced a tender offer with respect to KCI’s common stock. Contran sought to purchase a sufficient number of shares of common stock in the tender offer to include KCI in the Contran consolidated tax group in order to achieve certain income tax efficiencies. At the time, Contran held approximately 61.7% of the outstanding KCI common stock.  On March 8, 2011, Contran completed the tender offer and purchased approximately 1.6 million Shares at a price per share of $6.50, increasing its ownership to approximately 75.2%. Such 75.2% ownership was 4.8% less than the 80% ownership threshold necessary for KCI to become a member of the Contran tax group.  Subsequent to the closing of the tender offer, KCI proposed a rights offering, which if completed according to its proposed terms would have had the effect of increasing Contran’s ownership of KCI stock above 80%.  However, prior to commencing the rights offering, on August 16, 2011 Contran reached agreement with certain unaffiliated KCI stockholders and purchased an aggregate of 1,551,022 Shares in a private transaction, increasing its ownership interest in KCI to approximately 88%.  The registration statement for the rights offering was withdrawn in August 2011, and the rights offering was never consummated. See Item 2 for more details regarding the August 16, 2011 purchase of such KCI Shares.

(c)
Negotiations or Contacts.  There have been no negotiations or material contacts that occurred during the last two years concerning the matters referred to in paragraph (b) of this Item 5 between (i) any affiliates of KCI or (ii) KCI or any of its affiliates and any person not affiliated with KCI who would have a direct interest in such matters.

(e)	Agreements Involving the Subject Company’s Securities. There are no agreements, arrangements or understandings between the Filing Persons and any other person with respect to any securities of KCI.

Item 6.	Purpose of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The Shares acquired in the Merger from stockholders other than the Filing Persons will be cancelled.

(c)
Plans.  It is currently expected that, following the consummation of the Merger, the business and operations of KCI will, except as set forth in this Schedule 13E−3, be conducted by KCI substantially as they currently are being conducted before completion of the Merger. The Filing Persons intend to continue to evaluate the business and operations of KCI with a view to maximizing KCI’s potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing.

The Filing Persons intend to cause KCI to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of KCI’s duty to file reports pursuant to the Exchange Act. For additional information see Item 4 “Terms of the Transaction” and “Purposes, Alternatives, Reasons, and Effects of the Merger—Effects.” The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of KCI’s businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of KCI’s current management, except that the Filing Persons will appoint a new Board of Directors for KCI, all of whom will be members of Contran’s management. Except as described in this Schedule 13E-3, KCI has not, and the Filing Persons have not, as of the date of this Schedule 13E−3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving KCI after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by KCI after the completion of the Merger;

•	any change in the Board of Directors or management of KCI;

•	any material change in KCI’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in KCI’s corporate structure or business.

Item 7.	Purposes, Alternatives, Reasons and Effects.

See “Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 10 of this Schedule 13E-3.

Item 8.	Fairness of the Transaction.

See “Fairness of the Merger” beginning on page 14 of this Schedule 13E-3.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Neither KCI nor any of its affiliates, including the Filing Persons, has received any report, opinion or appraisal from an outside party that is materially related to the Merger.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)
Source of Funds.  The total amount of funds required by Merger Sub to pay the Merger Consideration to all holders of Shares other than the Filing Persons, and to pay related fees and expenses, is estimated to be approximately $10.6 million including $100,000 of fees and expenses.  Contran will contribute the necessary funds to Merger Sub immediately prior to the effective date of the Merger from cash on hand.

(b)	Conditions. There are no conditions to the Merger, including any conditions related to financing.

(c)
Expenses.  Neither of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger.  Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.  The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger.

The following is an estimate of the fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees

Legal Fees and Expenses	$50,000
Filing	$1,428
Printing and Mailing	$10,000
Paying Agent	$30,000
Miscellaneous	$8,572
Total	$100,000
(d)	Borrowed Funds. None of the funds necessary for the completion of the Merger will be borrowed.

Item 11.	Interest in Securities of the Subject Company.

(a)
Securities Ownership.  As of May 9, 2013, there were outstanding 12,101,932 Shares, of which 10,937,982, or 90.4%, were beneficially owned by Contran.  Immediately prior to the consummation of the Merger, Contran intends to contribute the 10,937,982 Shares to Merger Sub.

(b)
Securities Transactions.  Contran will contribute 10,937,98 Shares to Merger Sub prior to the Merger.  Other than the purchases described in Item 5(e), there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12.	The Solicitation or Recommendation.

Not Applicable.

Item 13.	Financial Information.

(a)
Financial Information. The audited consolidated financial statements of KCI as of December 31, 2011 and 2012, and for the two fiscal years in the period ended December 31, 2012, are incorporated herein by reference to the Consolidated Financial Statements of KCI included as Item 8 to KCI’s Annual Report on Form 10−K for its fiscal year ended December 31, 2012 (the “Form 10−K”), as filed by KCI with the SEC on March 14, 2013. The unaudited consolidated financial statements of KCI as of March 31, 2013, and for the interim periods ended March 31, 2012 and 2013, are incorporated herein by reference to Item 1 of KCI’s Quarterly Report on Form 10−Q for the quarter ended March 31, 2013 (the “Form 10−Q”), as filed by KCI with the SEC on May 14 , 2013. The Form 10−K and the Form 10−Q are referred to as the “Company Reports.”

The Company Reports are available for inspection and copying at the Commission’s public reference facilities at 100 F Street , N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 100 F Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov .”

KCI’s ratio of earnings to fixed charges was 24.57 to 1.00 and 16.87 to 1.00 for the years ended December 31, 2011 and December 31, 2012, respectively, and was 22.25 to 1.00 and 21.26 to 1.00 for the three months ended March 31, 2012 and March 31, 2013, respectively. KCI’s book value per share as of March 31, 2013 was $15.32.

(b)	Pro Forma Information. Not applicable.

(c)
Summary Information.  Set forth below is certain selected consolidated financial information with respect to KCI, which is not reported on by KCI’s independent registered public accounting firm.  Such selected consolidated financial data has been excerpted or derived by the Filing Persons from the audited consolidated financial statements of KCI (and other information regarding KCI) contained in the Form 10-K and the unaudited financial statements of KCI (and other information regarding KCI) contained in a preliminary earnings release issued by KCI on May 10, 2013.  More comprehensive financial information is included in the Company Reports and in other documents filed by KCI with the Commission, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes and schedules) contained therein or incorporated by reference therein.  The selected financial information should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013

	(In thousands, except per share and per ton amounts)

Statement of Operations Data:
Net sales	$563,985	$547,657	$153,293	$142,774
Gross margin	43,970	44,878	16,073	12,561
Operating income	51,568	33,898	12,326	11,162

Defined benefit pension credit	24,388	6,858	1,899	3,696
OPEB credit	5,799	6,075	1,577	1,674
Operating income before pension and OPEB(1)	21,381	20,965	8,850	5,792
Provision for income taxes	20,838	11,943	4,424	4,225

Net income	$30,211	$20,224	$7,265	$6,667

Basic and diluted income per share	$2.50	$1.67	$.60	$.55
Basic and diluted weighted average shares outstanding	12,102	12,102	12,102	12,102

Other Operating Data:
Shipments (000 tons):
Wire rod	409	382	100	96
Fabricated wire products	78	89	29	31
Industrial wire	60	66	17	17
Wire mesh	53	55	12	11
Bar	27	25	6	7
Coiled rebar	10	6	*	2
Total	637	623	164	164
*less than 1,000 tons
Per-ton selling prices:
Wire rod	$737	$706	$745	$677
Fabricated wire products	1,317	1,298	1,336	1,299
Industrial wire	1,009	994	1,032	957
Wire mesh	1,004	1,041	1,047	1,023
Bar	1,030	1,043	1,068	943
Coiled rebar	742	701	793	701
Weighted average of all products in total	868	864	914	860

Average per-ton ferrous scrap cost of goods sold	$373	$364	$382	$332

Other Financial Data:
Capital expenditures	$16,479	$14,096	$2,307	$2,559
Depreciation and amortization	11,234	11,406	2,875	2,899

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013

	(In thousands)
Balance Sheet Data:
Working capital	$78,742	$91,403	$86,315	$96,633
Current assets	161,770	162,780	185,422	182,823
Property, plant and equipment, net	93,003	93,712	91,417	92,787
Total noncurrent assets	166,177	198,049	171,273	205,345
Total assets	327,947	360,829	356,695	388,168
Current liabilities	83,028	71,377	99,107	86,190
Total debt	34,614	35,434	53,475	48,258
Total noncurrent liabilities	92,791	112,049	96,6140	116,541
Stockholders’ equity	152,128	177,403	160,978	185,437

(1)
Because pension and other postretirement benefit (“OPEB”) expense or credits are unrelated to the operating activities of KCI’s businesses, KCI measures and evaluates the performance of its businesses using operating income before pension and OPEB credit or expense.  As such, KCI believes the presentation of operating income before pension and OPEB credit or expense provides more useful information to investors.  Operating income before pension and OPEB credit or expense is a non-GAAP measure of profitability that is not in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and it should not be considered in isolation or as a substitute for a measure prepared in accordance with GAAP.  A reconciliation of operating income as reported (which reflects the impact of the change in accounting discussed above) to operating income adjusted for pension and OPEB expense or credit is set forth in the following table.

	Years ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
	(In thousands)

Operating income as reported	$51,568	$33,898	$12,326	$11,162
Defined benefit pension credit	(24,388)	(6,858)	(1,899)	(3,696)
OPEB credit	(5,799)	(6,075)	(1,577)	(1,674)
Operating income before pension/OPEB	$21,381	$20,965	$8,850	$5,792

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.  There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b)	Employees and Corporate Assets. No employees or corporate assets of KCI will be used by the Filing Persons in connection with the Merger.

Item 15.	Additional Information.

None.

Item 16.	Exhibits.

(a1)	Letter from Contran to KCI Stockholders

(a2)	Press release issued by Contran on May 10, 2013

(b)	None

(c)	Financial Analysis of KCI prepared by Contran and Merger Sub

(d)	None

(f)	Section 262 of the Delaware General Corporation Law

(g)	None

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July [  ], 2013

CONTRAN CORPORATION

By:  /s/ Bobby D. O’Brien
Bobby D. O’Brien
Vice President

KYCN ACQUISITION CORPORATION

By:  /s/ Gregory M. Swalwell
Gregory M. Swalwell
Vice President

EXHIBIT INDEX

Exhibit	Description
(a1)	Letter from Contran to KCI Stockholders
(a2)	Press release issued by Contran on May 10, 2013
(b)	None
(c)	Financial Analysis of KCI prepared by Contran and Merger Sub
(d)	None
(f)	Section 262 of the Delaware General Corporation Law
(g)	None

DIRECTORS AND EXECUTIVE OFFICERS
OF FILING PERSONS

Contran Corporation

The (a) name; (b) business address and business telephone number; (c) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or operation is conducted; (d) material occupations, positions, offices or employment during the past five years and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on; (e) statement whether or not the person was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (f) statement whether or not the person was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws; and (g) citizenship of each executive officer and director of Contran Corporation (“Contran”) are set forth below.

The business address for each person listed below is Three Lincoln Centre Suite 1700 5430 LBJ Freeway Dallas, Texas   75240-2694.  To Contran’s knowledge, all directors and officers listed on this Schedule I are U.S. citizens.  To Contran’s knowledge, none of the executive officers and directors listed on this Schedule I have been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.  All individuals are U.S. citizens.

Contran Corporation (“Contran”) is a privately held Delaware corporation that is diversified holding company and the parent corporation of the consolidated tax group that includes CompX International Inc. (“CompX”), Keystone, Kronos Worldwide, Inc. (“Kronos Worldwide”), NL Industries, Inc. (“NL”), and Valhi, Inc. (“Valhi”).

CompX (NYSE MKT:  CIX), is a publicly held Delaware corporation that manufactures security products and performance marine components.

Kronos Worldwide. (NYSE: KRO) is a publicly held Delaware corporation that is an international manufacturer of titanium dioxide products.

NL (NYSE:  NL) is a publicly held Delaware corporation that is a diversified holding company (i) of which CompX is a subsidiary and (ii) that holds a significant investment in Kronos Worldwide .

Titanium Metals Corporation (“TIMET”) is a former publicly held affiliate of Contran of which Precision Castparts Corp. (NYSE:  PCP) purchased control on December 20, 2012 in a tender offer and subsequently on January 7, 2013 became a wholly owned subsidiary of  Precision Castparts Corp.

Valhi is a publicly held Delaware corporation that is a diversified holding company with significant investments in NL and Kronos Worldwide.

Harold C. Simmons has served since prior to 2008 as chairman of the board of Contran, Kronos Worldwide and Valhi and as chairman of the board and chief executive officer of NL.  Mr. Simmons served as chief executive officer of Kronos Worldwide from prior to 2008 to 2009.  He also served as chairman of the board of TIMET from prior to 2008 to December 2012.

Steven L. Watson, has served since prior to 2008 as a director and president of Contran, director, president and chief executive officer of Valhi and a director of CompX, Keystone and NL.  He has also served as chief executive officer and vice chairman of the board of Kronos Worldwide since prior to 2008.  Mr. Watson served as TIMET’s vice chairman of the board since prior to 2008 to December 2012 and its chief executive officer from prior to 2008 to 2009.

Robert D. Graham has served since prior to 2008 as vice president of Contran and Valhi and vice president and general counsel of NL.  He has served as Kronos Worldwide’s executive vice president and chief administrative officer since May 2012 and previously served as its executive vice president and general counsel from 2009 to May 2012 and its vice president and general counsel from prior to 2008 to 2009. He also served as executive vice president of TIMET from prior to 2008 to December 2012 and as executive vice president of CompX from 2010 to May 2012.

William J. Lindquist has served since prior to 2008 as senior vice president of  Contran and Valhi and chief executive officer of Waste Control Specialists LLC, a privately held subsidiary of Valhi that is engaged in the waste management industry.

A. Andrew R. Louis has served as vice president of CompX, Kronos Worldwide, NL and Valhi since 2011.  He has served as secretary of CompX, Contran, Kronos Worldwide, NL and Valhi since prior to 2008.  He served as secretary of TIMET in 2008 and prior years.

Kelly D. Luttmer has served as vice president and global tax director of CompX, Contran, Kronos Worldwide, NL and Valhi since 2011 and vice president and tax director of Keystone since 2010.  She served as vice president and global tax director of TIMET from 2011 to December 2012 .  She served as vice president and tax director of CompX, Contran, Kronos Worldwide, NL, TIMET and Valhi from prior to 2008 to 2011.

Bobby D. O’Brien has served as vice president and chief financial officer of Contran and Valhi since prior to 2008, and has served as an executive vice president of Kronos Worldwide since February 2013.  He served from 2009 to December 2012 as chief executive officer of TIMET and from prior to 2008 to December 2012 as president of TIMET.

John A. St. Wrba has served as vice president and treasurer of Contran, Kronos Worldwide, NL and Valhi since prior to 2008.  He has served as vice president and treasurer of CompX since 2011.  He served as vice president and treasurer of TIMET from prior to 2008 to December 2012.

Gregory M. Swalwell has served as vice president and controller of Contran and Valhi since prior to 2008.  He has also served as Kronos Worldwide’s executive vice president and chief financial officer since 2009 and its vice president and chief financial officer from prior to 2008 to 2009.  Since prior to 2008, he has served as vice president, finance and chief financial officer of NL.  From prior to 2008 to December 2012, he served as vice president of TIMET.

Merger Sub

The (a) name; (b) business address and business telephone number; (c) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or operation is conducted; (d) material occupations, positions, offices or employment during the past five years and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on; (e) statement whether or not the person was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (f) statement whether or not the person was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws; and (g) citizenship of each executive officer and director of KYCN Acquisition Corporation (“Merger Sub”) are set forth below.

The business address for each person listed below is Three Lincoln Centre Suite 1700 5430 LBJ Freeway Dallas, Texas   75240-2694.  To Merger Sub’s knowledge, all directors and officers listed on this Schedule I are U.S. citizens.  To Merger Sub’s knowledge, none of the executive officers and directors listed on this Schedule I have been convicted in a criminal proceeding or found in violation of securities laws in any judicial or administrative proceeding during the past five years.  All individuals are U.S. citizens.

Name	Present Principal Occupation

Robert D. Graham	Vice president of Merger Sub. For other information regarding Mr. Graham, see description above.

William J. Lindquist	Senior vice president of Merger Sub. For other information regarding Mr. Lindquist, see description above.

A. Andrew R. Louis	Secretary of Merger Sub. For other information regarding Mr. Louis, see description above.

Kelly D. Luttmer	Vice president and global tax director of Merger Sub. For other information regarding Ms. Luttmer, see description above.

Andrew B. Nace	Vice president and general counsel of Merger Sub.

Bobby D. O’Brien	Sole director of Merger Sub. Vice president and chief financial officer of Merger Sub. For other information regarding Mr. O’Brien, see description above.

John A. St. Wrba	Vice president and treasurer of Merger Sub. For other information regarding Mr. St. Wrba, see description above.

Gregory M. Swalwell	Vice president and controller of Merger Sub. For other information regarding Mr. Swalwell, see description above.

Steven L. Watson	President of Merger Sub. For other information regarding Mr. Watson, see description above.